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                                                                       EXHIBIT 6

                         KAPSON SENIOR QUARTERS CORP.



                                                             February 23, 1998
Glenn Kaplan
Wayne L. Kaplan
Evan A. Kaplan
G.W.E. Partnership
125 Froelich Farm Boulevard
Woodbury, NY 11797

Ladies and Gentlemen:

Reference is made to that certain Amended and Restated Agreement and Plan of Merger (the "Amended and Restated Merger Agreement") of even date herewith, among Prometheus Senior Quarters LLC (the "Parent"), Prometheus Acquisition Corp. (the "Merging Corporation"), and Kapson Senior Quarters Corp. (the "Company"), pursuant to which the Merging Corporation shall merge with and into the Company. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Amended and Restated Merger Agreement, or, if not defined therein, in the Ancillary Agreements (as defined in the Escrow Agreement between the Parent, the Merging Corporation, the Company, Harris Trust and Savings Bank and the Partners entered into as of even date herewith).

As an accommodation to the Parent and Merging Corporation, Glenn Kaplan, Wayne
L. Kaplan and Evan A. Kaplan (each individually, a "Partner", and collectively, the "Partners", and, for the purposes of the indemnity to be provided by the Company hereunder the term Partner shall include the Partners, or any partnership, corporation or other entity through which the Partners operate any facility to the extent of any loss or costs to the Partners' in their interest in such partnership, corporation or other entity as a result of any Losses (as defined below)) have agreed to continue to operate certain of the Facilities for a period of two (2) years, or until qualification of a person or entity to replace them as operators, whichever shall occur sooner.

In consideration of the foregoing accommodation, and the entry of the Partners into the Ancillary Agreements, the Company hereby agrees to indemnify, defend, pay on behalf of, and hold the Partners and their principals, agents and employees harmless from and against all losses, claims, damages and other liabilities (including reasonable attorney's fees) arising out of or relating to their operation of any facility it (or any of its affiliates) owns, controls, or manages (each, a "Facility") (except those resulting from the willful misconduct, misappropriation of funds or fraud by the Partners), including, without limitation, any liabilities asserted against the Partners or any of their principals, agents or employees by reason of any action or inaction taken by any of the foregoing while performing the duties of operators ("Losses") (i) with respect to Losses relating to or arising out of the Partners' operation of any Facility at or subsequent to the Effective

Time, and (ii) with respect to Losses arising out of or related to the Partners' operation of any Facility

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for which Partners would have been indemnified by any Owner but for which
Partners cannot receive indemnification from an Owner because of an act or inducement of the Company at or after the Purchase Date (or its affiliates) (excluding the act of the Company merging with Merging Corporation). Indemnification from Company under (ii) of the previous sentence shall be limited to the amount Partners could otherwise have received from an Owner but for the act or inducement of the Company.

The Company's obligation hereunder shall survive the termination of all or any of the Ancillary Agreements or any other agreements entered into between the Partners and any or all of the Parent, the Merging Corporation, or the Company dated on or about September 30, 1997 or of even date herewith. In addition, the obligation under this letter agreement shall not be assignable by the Company, and shall be binding on any successor thereto.

The terms of this letter agreement shall not be modified or waived except by written consent of the Partners. This letter may be signed in two or more counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same instrument. (For the purposes of this letter agreement only, Purchase Date is defined as the date of the purchase of the Shares pursuant to the Offer under the Amended and Restated Merger Agreement.)

The Company hereby recognizes that the Partners would not enter into the above-referenced Amended and Restated Merger Agreement and Ancillary Agreements without the indemnification provided hereby. In consideration therefor, and for other good and valuable consideration, the Company, by signing below, hereby agrees to indemnify the Partners as provided hereinabove.

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IN WITNESS WHEREOF, the Company has entered into this agreement by signing below, as of the date first written above, and this agreement shall be effective as of the Purchase Date.

KAPSON SENIOR QUARTERS CORP.

/s/ Glenn Kaplan
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By: Glenn Kaplan
Title: Chairman and Chief Executive Officer

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